RADICA GAMES LIMITED AND NASCAR
                     ANNOUNCE EXTENSION OF LICENSE AGREEMENT


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 2, 1999                                     PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C. W. HOWELL
                                                     EXECUTIVE V.P. & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

                                                     JOHN GRIFFIN
                                                     NASCAR
                                                     (904) 947 6834

(HONG KONG) Radica Games Limited (NASDAQ RADAF) announced today that The National Association for Stock Car Auto Racing ("NASCAR") has extended the term of its licensing agreement with Radica USA Limited to cover products marketed through the year 2002.

"THE NASCAR LICENSE HAS BEEN A TREMENDOUS ADDITION TO THE RADICA LINE. WE LOOK FORWARD TO THE OPPORTUNITY TO CONTINUE TO DEVELOP INNOVATIVE, NEW PRODUCTS THAT APPEAL TO NASCAR FANS OF ALL AGES," said Gene Murtha, President, Radica USA.

"JUST AS NASCAR FANS COME FROM ALL AGES AND BACKGROUNDS, WE PURSUE OPPORTUNITIES THAT BRING EACH OF THEM CLOSER TO THE SPORT," SAID GEORGE PYNE, NASCAR VICE PRESIDENT OF LICENSING AND CONSUMER PRODUCTS. "RADICA PRODUCTS WILL PROVIDE FANS WITH A FUN, CONVENIENT WAY TO EXPERIENCE THE THRILL OF NASCAR COMPETITION WHEREVER THEY HAPPEN TO BE."

     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS" IN SUCH REPORT ON FORM 20-F.

Radica is a leading developer, manufacturer and distributor of handheld and table top games with subsidiaries in the U.S.A., Canada and the United Kingdom. Radica USA Limited, headquartered in Dallas, Texas, is a subsidiary of Radica Games Limited (RADICA), a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF).

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